Filed by Nuveen Dividend Advantage Municipal Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Premium Income Municipal Fund, Inc.

Commission File No. 811-05570

Nuveen Investment Quality Municipal Fund, Inc.

Commission File No. 811-06091

Nuveen Select Quality Municipal Fund, Inc.

Commission File No. 811-06240

Nuveen Premier Municipal Income Fund, Inc.

Commission File No. 811-06456

Nuveen AMT-Free Municipal Income Fund	Nuveen Performance Plus Municipal Fund, Inc.

Nuveen Dividend Advantage Municipal Fund	Nuveen Premier Municipal Income Fund, Inc.

Nuveen Investment Quality Municipal Fund, Inc.	Nuveen Premium Income Municipal Fund 2, Inc.

Nuveen Municipal Market Opportunity Fund, Inc.	Nuveen Premium Income Municipal Fund, Inc.

Nuveen Select Quality Municipal Fund, Inc.

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you a Joint Proxy Statement/Prospectus concerning important proposals affecting your fund(s), which will be considered at an Annual Meeting of Shareholders of the fund(s) on Thursday, June 16, 2016, at 2:00 p.m. Central Time at the offices of Nuveen Investments, Inc., 333 West Wacker Drive, Chicago, Illinois 60606. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS WITH SHAREHOLDERS AND ELIMINATES PHONE CALLS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card(s). Please have your proxy card(s) in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card(s). Please have your proxy card(s) in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the proxy card(s), then return them in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the funds’ proxy solicitor, toll free at 1-866-612-5814.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.